EX-99.(d)(v)

SCHEDULE A

TO THE

CARILLON CLARIVEST INTERNATIONAL STOCK FUND

SUBADVISORY AGREEMENT

BETWEEN

CARILLON TOWER ADVISERS, INC.

AND

CLARIVEST ASSET MANAGEMENT LLC

As compensation pursuant to section 4 of the Subadvisory Agreement between Carillon Tower Advisers, Inc. (the “Manager”) and ClariVest Asset Management LLC (the “Subadviser”), the Manager shall pay the Subadviser a subadvisory fee, computed and paid monthly, at the following percentage rates of each Portfolio’s average daily net assets under management by the Subadviser:

Average Daily Net Assets	Advisory Fee as % of Average Daily Net Assets
First $1 billion	0.70%
Over $1 billion	0.60%

Dated: March 1, 2022